STONE CONTAINER CORPORATION
                   DEFERRED INCOME SAVINGS PLAN

                       FINANCIAL STATEMENTS

                    DECEMBER 31, 1996 AND 1995





                    STONE CONTAINER CORPORATION
                    DEFERRED INCOME SAVINGS PLAN


                                 INDEX


                                                          Page

Report of Independent Accountants                           1

Financial Statements:

Statement of Net Assets Available for
  Benefits as of December 31, 1996 and 1995                 2

Statement of Changes in Net Assets Available
  for Benefits for the Years Ended
  December 31, 1996 and 1995                                3

Notes to Financial Statements                               4

Note: Supplementary schedules have been omitted because they are not applicable.




               Report of Independent Accountants


June 23, 1997

To the Participants and
Administrator of the
Stone Container Corporation
Deferred Income Savings Plan


In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Stone Container Corporation Deferred Income Savings Plan (the Plan) at December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




                     STONE CONTAINER CORPORATION
                     DEFERRED INCOME SAVINGS PLAN

          STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

               AS OF DECEMBER 31, 1996 AND 1995



                                              1996              1995
Cash and cash equivalents            $           -    $    2,868,559
Fixed investment contracts                       -        43,968,431
Pooled investment funds                          -        11,576,430
Mutual funds                                     -        48,842,837
Common stock                                     -        18,813,957
Investment in Stone Container
 Corporation Defined Contribution
 Master Trust                          160,456,872                 -
Total investments                      160,456,872       126,070,214
Contributions receivable:
Employee                                         -             4,540
Employer                                 1,151,094           534,554
Due from broker                                  -           943,830
Accrued income                             926,759            11,517
     Total assets                      162,534,725       127,564,655

Due to broker                                    -           943,830
Total liabilities                                -           943,830
Net assets available for
 benefits                             $162,534,725      $126,620,825



The accompanying notes are an integral part of these statements.












                     STONE CONTAINER CORPORATION
                     DEFERRED INCOME SAVINGS PLAN

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

            FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995



                                                1996           1995
Sources of assets:
Contributions:
Employee                              $   14,300,054  $  13,069,571
Employer                                   1,151,094        534,554
Net investment income in the Stone
 Container Corporation Defined
 Contribution Master Trust                16,927,852              -
Interest and dividend income                       -      6,771,903
Net appreciation in fair value of
 investments                                       -      3,157,992
Transfers of assets from other plan       14,939,684              -
Other                                         20,701        106,927
                                          47,339,385     23,640,947
Application of assets:

Participant withdrawals                   10,610,680      7,336,622
Common stock distributed
 to participants                             780,735      1,922,121
Other                                         34,070        100,419
                                          11,425,485      9,359,162
Increase in net assets available
for benefits                              35,913,900     14,281,785

Net assets available for benefits:
Beginning of period                      126,620,825    112,339,040
End of period                           $162,534,725   $126,620,825


The accompanying notes are an integral part of these statements.




                   STONE CONTAINER CORPORATION
                   DEFERRED INCOME SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS

                    DECEMBER 31, 1996 AND 1995



NOTE 1 - DESCRIPTION OF THE PLAN:

The following description of the Stone Container Corporation Deferred Income Savings Plan (the Plan) is provided for general informational purposes only. Participants should refer to the Plan document for complete information.

General

The Plan was adopted by the Board of Directors of Stone Container
Corporation (Stone or the Company) to offer eligible employees of the Company an opportunity to invest a portion of their income in the Plan on a regular basis through salary reduction under the provisions of section 401(k) of the Internal Revenue Code of 1986 (IRC). The Plan is administered by a committee of three individuals appointed by the Company and is subject to the provisions of the Employee Retirement
Income Security Act of 1974 (ERISA).  The Plan's year end is
December 31.

Eligibility

All salaried employees of the Company are eligible to participate in the Plan on any January 1 or July 1 enrollment date by filing written elections indicating their elective contributions (or by other procedure established by the Plan administrator for this purpose).

Contributions

Employee salary reduction contributions are to be not less than one percent or greater than ten percent of compensation up to the maximum contribution as permitted by the IRC. Compensation is defined as the total of wages, bonuses, commissions and overtime pay. Participants may change their contribution percentages and fund investment alternatives at specified dates during the year. Contributions may be suspended at any time by notifying the Plan Administrator. Contributions and earnings on participants' contributions are fully vested and nonforfeitable at all times. The Company matches participant contributions in an amount equal to $.50 for each $1 of contribution made by participants up to a maximum employer contribution of $300 per participant, per year. Prior to January 1, 1996, the Company matched participant contributions in an amount equal to $.25 for each $1 of contribution made by participants up to a maximum employer contribution of $150 per participant, per year. Employer contributions are made annually subsequent to the Plan year end. Participants are also fully vested, at all times, in the Company's matching contributions and earnings thereon.

Distributions

The balance in a participant's account is distributable upon termination of the participant's employment for any reason, including death, retirement, permanent disability, resignation or dismissal. Participant balances in the Company stock fund are distributable in shares of Stone common stock valued as of the end of the accounting period during which the distribution is requested. Participants who have not terminated employment are entitled to distributions of their account balances upon attainment of age 59-1/2. Participants must commence distribution of their account balances no later than April 1 of the calendar year following the calendar year in which they attain age 70-1/2. All distributions are made in the form of lump-sum payments. Upon request, an annuity option is also available.

Prior to normal distribution of benefits, participants who demonstrate financial hardship may request a withdrawal of all or a portion of their employer and salary reduction contributions account as of December 31, 1988, plus their aggregate salary reduction contributions, but not earnings thereon, made on or after January 1, 1989. All hardship requests are evaluated and subject to approval by the Plan Administrator. Such withdrawals are subject to a $250 minimum and are not allowed more frequently than once in a twelve-month period.

Investment alternatives

Participants have the option to invest their balances in a fixed income fund, a balanced fund, an equity fund, an international equity fund, a small company growth fund and a Company stock fund. Prior to 1989, certain participants also had the option to invest in a money market fund.

Investment decisions for each fund are made by the Bankers Trust
Company (the Trustee) or the investment managers selected by the Plan Administrator. Prior to April 1, 1995, Harris Trust and Savings
Bank acted as the Plan's trustee. Participants may elect to invest their contributions and the matching Company contributions in the various funds in increments of one percent. All contributions received are held and invested in the short-term investment fund until it is administratively possible for the Trustee to invest such contributions and earnings thereon pursuant to the participants' investment elections. No contributions and earnings thereon shall be held in the short-term investment fund longer than the following accounting date.


Termination of the Plan

The Company anticipates and believes that the Plan will continue without interruption, but reserves the right to discontinue the Plan at any time. If the Plan is terminated, the assets of the Plan shall be allocated among participants and beneficiaries in accordance with the applicable provisions of ERISA and the IRC.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of accounting

The financial statements of the Plan are presented on the accrual basis of accounting. Accordingly, investment income is recognized when earned and expenses are recognized when incurred.

Effective January 1, 1996, the Plan participates in the Stone Container Corporation Defined Contribution Master Trust (the Master Trust). The financial statements of the Plan disclose only the Plan's allocated share of the assets and the investment earnings and losses of the Master Trust (Note 6). During 1996, the Master Trust included four other defined contribution plans that are sponsored by the Company.

Allocation of Master Trust assets and transactions

In order to preserve for participating plans an interest in the combined assets of the Master Trust, the Trustee computes the beneficial interest in the Master Trust for each defined contribution plan by fund. The current month's Master Trust investment transactions are allocated based on each plan's computed share in the applicable Master Trust fund at the end of the prior month, adjusted for the current month's contributions less payments to beneficiaries and certain administrative expenses. These allocated amounts are then added to or subtracted from the prior month's computed shares, as adjusted, to determine computed shares at the end of the current month. Master Trust investment transactions allocated to the Plan include dividend and interest income and net appreciation (depreciation) in the fair value of investments. These amounts, net of allocated administrative expenses, represent the Plan's share of gain or loss on investment in the Master Trust and are presented on the Statement of Changes in Net Assets Available for Benefits.

Investment valuation

Mutual fund investments are valued at the last reported sales prices on the last business day of the year. Fixed investment contracts and pooled investment funds are valued at contract values plus accrued interest, which approximates market values. The Company's common stock is valued at the closing price on the last business day of the year. The sum of realized gains and losses and the net change in unrealized appreciation or depreciation in the fair value of investments is presented in the Statement of Changes in Net Assets Available for Benefits as net appreciation or depreciation in fair value of investments.

Administrative expenses

Investment manager expenses for the fixed income fund are paid by the Plan. The investment manager expenses for the fixed income fund for the year ended December 31, 1996 and 1995 were $22,738 and $12,208, respectively. The majority of other administrative expenses are paid by the Company. Beginning in 1996 when the Plan began participating in the Master Trust, certain trustee fees are also paid by the Plan. Such fees for the year ended December 31, 1996 were $3,671.

Payments to withdrawing participants

The Plan records payments to withdrawing participants at the time of disbursement, in accordance with generally accepted accounting principles. Under the rules for preparation of its Form 5500, the Plan reflects an accrual for the amount to be paid to participants who have withdrawn from the Plan prior to year end. Amounts payable to participants at December 31, 1996 and 1995 were $359,583 and $1,419,808, respectively.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                    December 31,
                                                1996           1995
Net assets available for benefits
 per the financial statements           $162,534,725   $126,620,825
Amounts payable to withdrawing
 participants                               (359,583)    (1,419,808)
Net assets available for benefits per
 the Form 5500                          $162,175,142   $125,201,017


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                             Year ended December 31,
                                                   1996        1995
Benefits paid to participants per the
   financial statements                     $11,391,415  $9,258,743
Add:  Amounts payable to withdrawing
       participants at December 31, 1996
       and 1995                                 359,583   1,419,808

Less:  Amounts payable to withdrawing
        participants at December 31, 1995
        and 1994                             (1,419,808) (2,244,219)
Benefits paid to participants per the
  Form 5500                                 $10,331,190  $8,434,332



Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Changes in such estimates may affect amounts reported in future periods.

NOTE 4 - PLAN MERGER

Effective January 1, 1996, the Stone Container Corporation Frozen Savings Plan (the Frozen Plan) merged into the Plan. At that time, participants of the Frozen Plan became participants of the Plan and the Frozen Plan was terminated. The net assets of the Frozen Plan were transferred to the Plan's Trustee.

NOTE 5 - TAX STATUS OF THE PLAN:

The Internal Revenue Service has determined and informed the Company by letter dated March 29, 1996 that the Plan is designed in accordance with the applicable sections of the IRC. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.


NOTE 6 - PARTICIPATION IN THE MASTER TRUST

As described in Note 2, the Plan's investment assets are included with the assets of several of the Company's defined contribution plans in the Master Trust. The Trustee determines the Plan's proportionate share of trust assets and related changes in trust assets, as described in Note 2, and such amounts are reflected in the Plan's Statements of Net Assets Available for Benefits and of Changes in Net Assets Available for Benefits. At December 31, 1996, the Plan's interest in the net assets of the Master Trust was approximately 69 percent.

The following table presents the net assets held by the Master Trust as of December 31, 1996.

                                                            1996
Investments, at fair value:
     Cash and cash equivalents                     $   7,510,768
     Mutual funds                                    119,806,503
     Common stock                                     20,087,230
     Fixed income funds                               62,938,266
     Pooled investment funds                          21,399,468
        Total investments                            231,742,235
     Accrued income                                    2,520,445
        Total assets                                 234,262,680
     Due to broker                                     1,661,815
        Total liabilities                              1,661,815
     Net assets held by Master Trust                $232,600,865

The following table presents investment income for the Master Trust for the year ended December 31, 1996.

                                                               1996
Net appreciation in fair value of investments           $ 9,126,639
Dividends                                                 7,149,986
Interest                                                  9,751,826
        Total investment income                          26,028,451
     Administrative expenses                                 38,748
        Net investment income                           $25,989,703


The following table presents the change in the net appreciation in fair value of investments (including gains and losses on investments sold during the year and unrealized gains and losses on investments purchased and held during the year) held by the Master Trust for the year ended December 31, 1996.

                                                   1996
     Mutual funds                            $7,941,245
     Common stock                             1,185,394
     Net appreciation
       in fair value of investments          $9,126,639

NOTE 7 - SIGNIFICANT INVESTMENTS:

Investments with fair values in excess of 5 percent of net assets available for benefits at either December 31, 1996 or 1995 were:

                                                 1996          1995
Investment in Stone Container
 Corporation Defined Contribution
 Master Trust                            $160,456,872   $         -

Stone Container Corporation
 Common Stock                                       -    18,813,957

Participation in Neuberger &
 Berman Guardian Fund                               -    12,854,892

Participation in American
 Balanced Fund, Inc.                                -    13,462,912

Participation in American
 Mutual Fund, Inc.                                  -    11,023,750

Participation in Vanguard
 U.S. Growth Fund                                   -    11,501,281

Hawaiian Trust Co.
 Pooled GIC Fund                                    -    10,151,531


The following table presents changes in the net appreciation or depreciation in fair value of investments (including gains and losses on investments sold during the year and unrealized gains and losses on investments purchased and held during the year) held by the Plan for the year ended December 31, 1995.

                                                       1995
     Common stock                               ($4,431,028)
     Mutual funds                                 7,589,020
        Net appreciation in fair
        value of investments                     $3,157,992


NOTE 8 - CONFEDERATION LIFE

The Plan maintained insurance contracts with Confederation Life Insurance Company (Confederation Life) during 1996. These contracts were held as investments in the fixed income fund until the Plan merged into the Master Trust at which time the contracts were segregated from the fixed income fund and participants were prohibited from making contributons, transfers or withdrawals to and from these contracts. The investment contracts with Confederation Life held as of December 31, 1996 were:


                                               Original    Original
                                  Carrying     Crediting   Maturity
                                   Value         Rate       Date
Confederation Life #62630       $1,201,371       7.68%     1/31/97
Confederation Life CIC #62618    1,199,497       7.45%     2/19/97
Confederation Life #62639        1,198,565       7.72%     9/26/96
Confederation Life #62640        1,199,649       7.76%    11/26/96
                                __________
                                $4,799,082
                                ==========

In August 1994, following the placement of Confederation Life's
Candian operations under the regulatory control of the Canadian government, Michigan insurance regulators filed an order of rehabilitation against the United States branch of Confederation Life. In response to the seizure of Confederation Life, the Plan ceased accruing interest on the investments effective August 31, 1994.

In October 1996, the Confederation Life rehabilitation plan was approved by the courts and in November 1996, the rehabilitation plan with finalized. In accordance with the rehabilitation plan, the Plan elected to receive its contract payments including accrued interest in installments commencing in April 1997. As of May 30, 1997, the Plan has received contract payments totaling $5,725,841 from Confederation Life and state guaranty associations, and additional payments are expected to be minor. The excess of contract payments received as compared to the carrying value of the Confederation Life contracts at December 31, 1996 is due to the cessation of interest accrued by the Plan. This excess has been recorded as income in the 1996 financial statements.

NOTE 9 - INFORMATION BY FUND:

Net asset balances as of December 31, 1996 and 1995, and employee contributions, employer contributions, net investment income, transfers of assets from other plans, participant withdrawals and common stock distributed to participants and transfers from (to) associated funds for the year ended December 31, 1996 and 1995, by fund are as follows:

                                            As of            As of
Net asset balance:                        12/31/96         12/31/95
Fixed Income Fund                     $ 65,441,053     $ 55,299,963
Equity Fund                             51,545,524       37,372,087
Company Stock Fund                      19,960,119       18,663,904
Money Market Fund                          213,398          270,228
Balanced Fund                           21,732,009       15,014,643
International Equity Fund                1,300,643                -
Small Company Growth Fund                2,341,979                -
                                      $162,534,725     $126,620,825


                                        Year ended       Year ended
Employee contributions:                   12/31/96         12/31/95
Fixed Income Fund                      $ 4,818,728      $ 5,523,398
Equity Fund                              4,978,209        3,468,127
Company Stock Fund                       1,943,037        2,219,986
Money Market Fund                                -                -
Balanced Fund                            2,408,602        1,858,060
International Equity Fund                   59,314                -
Small Company Growth Fund                   92,164                -
                                       $14,300,054      $13,069,571


                                        Year ended       Year ended
Employer contributions:                   12/31/96         12/31/95
Fixed Income Fund                      $   310,795         $220,491
Equity Fund                                425,905          150,869
Company Stock Fund                         138,131           81,632
Money Market Fund                                -                -
Balanced Fund                              207,197           81,562
International Equity Fund                   34,533                -
Small Company Growth Fund                   34,533                -
                                        $1,151,094         $534,554


                                        Year Ended       Year Ended
Net investment income:                    12/31/96         12/31/95
Fixed Income Fund                      $ 4,848,810       $3,643,235
Equity Fund                              8,242,552        7,971,867
Company Stock Fund                       1,402,942       (4,000,409)
Money Market Fund                           12,441           22,293
Balanced Fund                            2,326,077        2,292,909
International Equity Fund                   65,121                -
Small Company Growth Fund                   29,909                -
                                       $16,927,852       $9,929,895


                                        Year Ended       Year Ended
Transfers of assets from other plan:      12/31/96         12/31/95
Fixed Income Fund                      $11,972,903         $      -
Equity Fund                              2,186,452                -
Company Stock Fund                               -                -
Money Market Fund                                -                -
Balanced Fund                              780,329                -
International Equity Fund                        -                -
Small Company Growth Fund                        -                -
                                       $14,939,684    $


Participant withdrawals and common      Year Ended       Year Ended
stock distributed to participants:        12/31/96         12/31/95
Fixed Income Fund                      $ 7,051,101       $4,788,051
Equity Fund                              2,456,567        1,982,122
Company Stock Fund                         780,735        1,948,373
Money Market Fund                           17,601            9,857
Balanced Fund                            1,085,052          530,340
International Equity Fund                        -                -
Small Company Growth Fund                      359                -
                                       $11,391,415       $9,258,743


                                        Year Ended       Year Ended
Transfers from (to) associated funds:     12/31/96         12/31/95
Fixed Income Fund                      ($4,743,217)     ($5,363,542)
Equity Fund                                845,125        4,941,178
Company Stock Fund                      (1,407,623)      (2,965,335)
Money Market Fund                         (101,337)         (14,518)
Balanced Fund                            2,079,647        3,402,217
International Equity Fund                1,141,673                -
Small Company Growth Fund                2,185,732                -
                                       $         -       $        -



                              SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee and administrators of the plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



STONE CONTAINER CORPORATION DEFERRED INCOME SAVINGS PLAN

By:THOMAS P. CUTILLETTA                                        June 27, 1997
   Thomas P. Cutilletta
   Senior Vice President, Administration
    and Corporate Controller